Filed by McDATA Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject: Computer Network Technology Corporation
Commission File No. 0-13994

        ON JANUARY 25, 2005, PAUL RATH, VICE PRESIDENT OF ASIA PACIFIC OF MCDATA CORPORATION, A DELAWARE CORPORATION, CONDUCTED AN INTERVIEW WITH CNBC ASIA, DURING WHICH HE WAS INTERVIEWED BY KEITH LIU, AND SUCH INTERVIEW WAS SUBSEQUENTLY MADE AVAILABLE BY WEBCAST BY CNBC ASIA, A TRANSCRIPT OF WHICH FOLLOWS:

        Keith: With competition in the storage networking market on the rise, McDATA is betting on size to maintain its core position. It bought rival company, Computer Network Technology for $235 million dollars. That is an acquisition that analysts say will provide critical mass to help it compete. With more on how CNT purchase fits into McDATA's strategies, we are joined by Paul Rath, Vice President of Asia Pacific at McDATA.

        Keith: Paul, Good to have you with us on the show. What does CNT bring to the table?

        Paul: CNT brings to the table an augment of McDATA's product portfolio, it enhances our portfolio in terms of product software and channel extensions products.

        Keith: Now particularly, of course it is focused towards the networking side of thing, is it not?

        Paul: It is. CNT is channel extension, business continuity, disaster recovery coupled with McDATA's product portfolio, it does position us to be a best in class leader in the storage networking market today.

        Keith: What kind of trends are you seeing there, you know that Cisco, of course is very heavily into that particular market as well.

        Paul: The trends in the market place today are typically toward the tiered network infrastructure.

        Keith: Tiered network. What does that mean?

        Paul: Well, it means that you have various levels of robustness in the storage network, such that we announced a product last week at the same time as the CNT acquisition which was the Intrepid 10k product. It forms the backbone director, carrier class type quality product that enables all organizations' enterprises to transact data, move data fast faster than otherwise they would in the outer extremities of a storage area network.

        Keith: Right, now we of course have seen this kind of consolidation's not new. We just spoke with Veritas earlier, merging with Symantec. Are you expecting this type of consolidation to continue, considering the fact that perhaps a year or two ago everyone was saying how fragmented the whole storage industry was?

        Paul: Yes, McDATA has made a couple of acquisitions over the last 13 or 14 months. The proof of one of the acquisitions was the announcement last week about the Intrepid 10k. I think that the McDATA management will continue to look at opportunities that best gets optimum return for the stockholders.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: It is expected that McDATA Corporation, or McDATA, will file a Registration Statement on SEC Form S-4 and McDATA and Computer Network Technology Corporation, or CNT, will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger which was the subject of the preceding interview, and that McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about such merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about McDATA, CNT, the merger, the persons soliciting proxies relating to the merger, their interests in the transaction and related maters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents, when completed, may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interests in the merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the merger. In addition, certain directors and officers, after the merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Joint Proxy Statement/Prospectus to be filed by McDATA and CNT with the SEC.